[Cardtronics Logo]
3110 Hayes Road, Suite 300
Houston, Texas 77082
(281) 596-9988
September 7, 2006
Via EDGAR and Overnight Mail
Michael McTiernan
Special Counsel
Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 4561
100 F Street NE
Washington, DC 20549

Re:	Cardtronics, Inc.
Registration Statement on Form S-4/A
Filed August 25, 2006
File No. 333-131199
Dear Mr. McTiernan:
     On August 31, 2006, Cardtronics, Inc. (the “Company”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced filing (the “Registration Statement”).
     The following responses are for the Staff’s review. For your convenience, we have repeated each comment of the Staff exactly as provided in the Staff’s comment letter.
Financial Statements and Notes
Note 1 — Business and Summary of Significant Accounting Policies
(o) Revenue Recognition, page F-47
1.	We read your response to our prior comment 7. We understand that under your merchant-owned arrangements, the fees paid to the merchant typically represent 100% of the surcharge fees generated by the ATM. In this regard, it seems that you are solely providing the processing of the transaction in which you earn interchange fees. As such, we do not understand your basis for recognizing the surcharge fee as revenue when the merchant-owner of the ATM is entitled to 100% of this fee. Please provide a discussion of the following:
(a)	Whether you or the merchant-owner are primarily responsible to provide the desired service to the customer (or third-party customers who utilize the ATM) and whether this is consistent with the customer’s understanding when they utilize the ATM;

(b)	Whether you or the merchant ATM owner has latitude in establishing the price of the surcharge that will be charged to customers utilizing the ATM;

Michael McTiernan
Securities and Exchange Commission
September 7, 2006

(c)	We note from your response to our prior comment 7 that typically neither you nor the merchant have discretion in terms of supplier selection of EFT network providers. Please tell us how you considered the discretion of the merchant owner in selecting the transaction processor for purposes of evaluating the criteria in paragraph 11 of EITF 99-19.
Response: We wish to advise the Staff that, in addition to providing the processing services for the transactions conducted on the merchant-owned ATMs, we also typically provide technical maintenance services which are required for the ATMs to continue to operate effectively. Additionally, we actively monitor the operating status of our merchant-owned ATMs through our real-time monitoring software system to help identify when potential maintenance issues arise, including cash shortages/outages, telecommunications problems and ATM mechanical malfunctions. Accordingly, the processing service is not the “sole” service provided by us, as noted in your comment above.

In addition to the above, please note the following responses to the above-referenced comments:
(a)	We wish to advise the Staff that we, as the operator of the ATM, and the merchant-owner, as the owner of the ATM, are both responsible for performing certain services that are required for the ATM to function properly. As previously noted, we are responsible for processing the transactions conducted on the ATM, as well as for providing the monitoring and technical maintenance services required to ensure the continuing operation of the ATM. Accordingly, without those services, the ATM would not be able to provide the desired service to the customer (i.e., cash withdrawals and balance inquiries). The merchant ATM owner, in turn, provides the actual ATM itself and in most (but not all) cases the cash contained within the ATM necessary to conduct withdrawal transactions requested by the customer.

Notwithstanding the above, when utilizing a merchant-owned ATM, we believe that it is the customer’s understanding that we, as the operator of the ATM, are the primary party responsible for providing the services conducted on that ATM (e.g., cash withdrawals and balance inquiries). This belief is supported by the fact that our merchant-owned ATMs typically include signage highlighting the Cardtronics brand name. Additionally, each merchant-owned ATM includes a sticker which indicates that we, and not the merchant-owner, are the operator of the ATM and that we, as the operator, will be charging the user of that ATM (i.e., the customer) a surcharge fee for transactions conducted on that ATM. Accordingly, while both we and the merchant-owner ultimately bear certain responsibilities for providing the desired service to the customer, we believe that the user experience described above supports our contention that Cardtronics, as the operator of the ATM, is the primary party responsible for providing that service.

(b)	We wish to advise the Staff that neither party has unilateral discretion in establishing the price of the surcharge fee that will be charged to customers utilizing the ATM.

Michael McTiernan
Securities and Exchange Commission
September 7, 2006

Instead, such fee is typically mutually agreed to by both parties. Furthermore, the merchant typically relies on us to recommend the appropriate surcharge fee to be charged to customers utilizing the ATM, as our knowledge of the surrounding ATM market (including knowledge obtained from other ATMs that we operate and information obtained through the monitoring of other ATM providers) often provides us with the data we need to determine the appropriate “market” rate for surcharge fees in that merchant’s geographic location. In other words, because of the size and scale of our domestic ATM network, we are able to effectively determine what customers are willing to pay in terms of ATM surcharge fees in selected markets and establishments.

As previously noted, the processing agreement between the Company and the merchant specifies the surcharge fee that we will charge the customer as well as the fee that we will pay to the merchant. While common industry practice is for the ATM operator (Cardtronics) to pay the merchant-owner of the machine an amount roughly the same as the surcharge fee paid by the customer, there is no regulatory requirement for those amounts to equal. There is nothing to prevent the Company from negotiating, as it has often done, one amount to be charged to the user of the ATM for a surcharge fee and a lesser amount to be paid to the merchant for their services. However, regardless of how the merchant payments are structured and negotiated, the Company is earning a fee from the cardholder for utilizing the ATM, and the Company makes payments to the merchant that is providing the ATM and the location.

(c)	We wish to advise the Staff that the merchant owner has absolutely no discretion in terms of selecting the transaction processor utilized for transactions conducted on an ATM. As previously noted, we (as the ATM operator) are solely responsible for determining which transaction processor is utilized to process transactions conducted on those ATMs.
     Should the Staff have any questions or comments, please contact the undersigned at 281-892-0128 or David P. Oelman at 713-758-3708.

Very truly yours, CARDTRONICS, INC.
By:	/s/ J. Chris Brewster
J. Chris Brewster
Chief Financial Officer

cc:	Jeffrey Shady (Commission)
Josh Forgione (Commission)
Steven Jacobs (Commission)